UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, under the provisions of article 82 of Spanish Securities Market Act ("Ley del Mercado de Valores").

Following the Relevant Information dated May 6 and 7, 2014 (with registration CNMV No. 204783 and 204972) PRISA announces that, after its approval by the Board of Directors of the Company at the meeting held today, PRISA has executed with Telefonica de Contenidos, S.A.U. the sale purchase agreement of all the shares DTS Distribuidora de Television Digital, SA (“DTS”) held by PRISA, representing 56% of the share capital of DTS. The agreed price finally amounts to EUR 750,000,000, subject to adjustments at the closing usual in this type of transaction.

Mediaset Espana Comunicacion, S.A., shareholder of DTS, will have a fifteen calendar day period, in order to, as the case may be, exercise the pre-emptive right or the tag-along right in accordance with the provisions included in the bylaws and the shareholders' agreement.

The closing of transaction is subject to the approval of a panel representative of PRISA's financing banks and the prescriptive authorization of the anti-trust authorities.

According to estimates of the Company, this transaction will mean an accounting loss in the consolidated PRISA Group accounts of approximately EUR 2,067 million and in the individual accounts of PRISA of EUR 753 million approximately, that will place the company in an equity imbalance situation. PRISA's restructuring agreement foresees an automatic mechanism of automatic conversion of a portion of the Company's debt into equity loans in an amount sufficient to compensate for this imbalance.

Madrid, June 2, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

June 2, 2014	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors